

July 21, 2014

Via E-mail
John A. Brda
President
Torchlight Energy Resources Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

> **Re:** **Torchlight Energy Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 8, 2014**
> **File No. 333-195423**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 1-36247**

Dear Mr. Brda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Form 10-K for the Fiscal Year ended December 31, 2013 as Amended July 8, 2014

1. Please provide an explanation for the changes in the excess ceiling test as of December 31, 2013 between the supplemental responses filed on June 19, 2014 and July 8, 2014.

2. Tell us why you have not adjusted the ceiling value as of December 31, 2013 for asset retirement obligations. Please refer to SAB Topic 12D(4)(a) for further guidance.

Properties, page 18

Oil and Natural Gas Reserves, page 18

3. We note that, in response to prior comment 4, you have revised your reserves disclosure on pages 18, 19 and elsewhere on page F-14 for the periods ending December 31, 2013 and 2012 so that you now present the net quantities of your oil, natural gas and your total reserves each expressed as barrels of oil equivalent (Boe).

   However, we note that you now disclose all quantities in the first two tables as BOE. Please note Instruction 3 to paragraph (a)(2) of Item 1202 in Regulation S-K allows the registrant to disclose amounts of an individual product (or the summation of the individual products) expressed in barrels of oil equivalent; however, such disclosure should be in addition to the disclosure of the individual product types, such as oil and natural gas, in the units of measurement appropriate for that product, e.g. barrels (Bbls), thousands (MBbls) or millions of barrels (MMBbls) for liquids and cubic feet (cf), thousands (Mcf) or millions of cubic feet (MMcf) for natural gas. Please refer to the example in Item 1202(a)(1) of Regulation S-K and revise or expand your figures, table and column headings accordingly.

4. You disclose the change in reserves relating to extensions and discoveries for the period ending December 31, 2013 is due to several causes such as the Johnson #2 discovery in the Buda formation and the discoveries made by other operators in acreage offsetting your leases in the Eagle Ford formation. Please expand your narrative disclosure on page 20 and elsewhere on page F-15 to clarify the extent to which the 231,500 barrel increase is the result of recognizing additional proved undeveloped locations in the Buda and Eagle Ford formations on your acreage and not solely due to the Johnson #2 discovery.

   If you have assigned additional proved undeveloped locations, please tell us if each location is within one offsetting location away from the nearest proved producing well in subject formation. If such locations are more than one offset away, please tell us the distance expressed as the number of offsetting locations between the nearest proved producing Buda and Eagle Ford well and the corresponding proved undeveloped Buda and Eagle Ford location on your acreage. Furthermore, if the proved undeveloped locations that are more than one offset location away from the nearest proved producing well represent a material proportion of your total proved reserves, please expand the disclosure in your filing on Form 10-K to discuss the technologies used to establish the reasonable certainty of economic producibility of these locations.

5. Please expand your disclosure on page 20 and elsewhere on page F-15 to explain in greater detail why the activity of other operators adjacent to your leases would cause you to reduce the previous estimate of your proved reserves for the period ending December 31, 2013. Also tell us if this revision applies to both your proved developed and undeveloped reserves and how you have considered the impact of activities by other operators in estimating your proved undeveloped reserves as of December 31, 2013.

Proved Undeveloped Reserves, page 21

6. The increase of 1,008.4 MBoe in proved undeveloped reserves that occurred during 2013 appears to be attributable to several causes such as reserves acquired by the Company in the Cimarron and Chisholm Trail AMI's in Oklahoma and to capital expenditures of $1,198,130 incurred in converting proved undeveloped reserves to developed. However, your narrative disclosure on page 21 lacks sufficient detail to allow a prospective investor to reconcile the net changes in the quantities of your proved undeveloped reserves to the associated cause for that change. We re-issued prior comment 7 in our letter dated June 24, 2014 and refer you to the disclosure requirements in Item 1203(b) of Regulation S-K. Please include as part of your expanded disclosure the change in the net quantities of your reserves attributable to each cause. Please note the cause for such changes may not be solely due to acquisitions and conversions of reserves to developed, but may also include the changes due to revisions and extensions and discoveries that occurred during the year.

7. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are not currently scheduled to be drilled before the date on which the subject lease will expire. If your proved undeveloped reserves include any such locations, please expand your narrative disclosure to explain the steps which would be necessary to extend the time to the expiration of such leases.

Drilling Activity And Productive Wells, page 22

8. We re-issue our prior comment 11 as the tabular summary of your acreage as of December 31, 2013 provided on page 24 does not appear to reconcile with the narrative disclosure of certain acreage amounts provided elsewhere on pages 7 through 9. For example, we note the following inconsistencies:

    *   The narrative disclosure relating to the Coulter Field in Texas discloses there are approximately 940 acres; whereas, the Coulter Field and the associated 940 acres does not appear to be included in the tabular summary of your acreage in Texas.

- The narrative disclosure relating to the Hunton Play in Central Oklahoma discloses there are approximately 3,700 acres in the Cimarron Area, 5,011 acres in the Chisolm Trail AMI and 5,000 acres in the Viking Prospect AMI; whereas, the tabular summary discloses there are 5,061 acres in Cimarron, 8,665 acres in Chisholm Trail and no acreage is attributed to the Viking Prospect AMI.

- The narrative disclosure relating to the Smokey Hills Prospect in Kansas discloses there are approximately 10,000 acres; whereas, the tabular summary discloses there are 5,250 acres in Smokey Hill.

Please revise your tabular disclosure to resolve any inconsistencies or to otherwise clarify your disclosure to explain the reasons for the apparent lack of correlation with disclosures found elsewhere.

9. Please expand the narrative disclosure on page 24 to address the remaining lease terms for the undeveloped acreage located in the Smokey Hills Prospect in Kansas. Also include as part of your expanded disclosure the remaining lease terms relating to any revisions in your undeveloped acreage made in response to reconciling your tabular disclosure as noted in the previous comment.

Unaudited Supplementary Information, page F-13

Oil and Natural Gas Reserves, page F-13

Reserve Estimates, page F-13

10. We note your disclosure here of "PV-10" quantities. Please note that we consider this to be a non-GAAP financial measure and inappropriate for inclusion in financial statement footnotes.   Please remove the disclosure of this non-GAAP financial measure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Svitlana Sweat at (202) 551-3326 or Shannon Buskirk at (202) 551-if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Robert D. Axelrod
        Axelrod, Smith & Kirshbaum